UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         Amendment No. 1

            Under the Securities Exchange Act of 1934



                THE SINGING MACHINE COMPANY, INC.
_________________________________________________________________
                        (Name of Issuer)


             Common Stock, Par Value $.01 per share
_________________________________________________________________
                  (Title of Class of Securities


                            829322304
                  ____________________________
                         (CUSIP Number)


                       Stephen A. Springer
                    345 E. 57th St., Suite 8A
                    New York, New York  10022
                     (Phone: (212) 486-9734)
_________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)



                        January 28, 2005
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
                         Amendment No. 1

CUSIP NO. 829322304

1.     Name of Reporting Person
       SS or IRS Identification No. of above person (optional)

       Stephen A. Springer

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                           (b)_X_

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*

       PF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          580,900
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            26,000

                     9.     SOLE DISPOSITIVE POWER
                            580,900

                    10.     SHARED DISPOSITIVE POWER
                            26,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     606,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.595%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 829322304

1.  Name of Reporting Person
    SS or Identification No. of above person (optional)

    Ashley A. Springer

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                       (b)_X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          13,500
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                    9.      SOLE DISPOSITIVE POWER
                            13,500

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.147%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 829322304

1.  Name of Reporting Person
    SS or Identification No. of above person (optional)

    Dillon K. Springer

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)___
                                                       (b)_X_

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                        ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

NUMBER OF SHARES     7.     SOLE VOTING POWER
BENEFICIALLY OWNED          3,100
BY EACH REPORTING
PERSON WITH          8.     SHARED VOTING POWER
                            -0-

                    9.      SOLE DISPOSITIVE POWER
                            3,100

                    10.     SHARED DISPOSITIVE POWER
                            -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,100

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                   ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.033%

14.  TYPE OF REPORTING PERSON*

     IN
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D
                         Amendment No. 1

INTRODUCTION

     The ownership of shares ("Shares") of common stock of the Issuer was previously reported by the Reporting Persons in a
Schedule 13D filed with the Securities and Exchange Commission (the "Original Schedule 13D"). Since the filing of the Original
Schedule 13D, three of the Reporting Persons have purchased additional Shares. The cover pages for the three Reporting Persons who purchased additional Shares are hereby amended as shown in this Amendment No. 1. Items 3 and 5 are hereby amended as shown in this Amendment No. 1. All other cover pages and Items remain unchanged from the Original Schedule 13D.

   NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE PERSONS LISTED BELOW (THE "REPORTING PERSONS") SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS.

Item 3 is hereby amended to read as follows:

The source of funds used by the Reporting Persons are personal funds of each such person with respect to the purchases of such person, except the source of funds used for the purchases by Target Capital Management were personal funds of its client. The Reporting Persons did not borrow any funds to acquire their respective shares. The APPROXIMATE amount of funds paid for the Shares by the Reporting Persons totals $548,000.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended to read as follows:

(a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 664,900 Shares:

                                                Percentage of
                                   Number Of      Outstanding
Shares Held in the Name of            Shares     Security (1)

Stephen A. Springer               606,900(2)           6.595%


Melanie A. Cissone                 14,000(3)           0.152%


Ralph J. Cissone                    7,000(4)           0.076%

Ashley A. Springer                 13,500(5)           0.147%


Dillon K. Springer                  3,100(6)           0.033%

Wendy Cissone Kazickas              4,400(7)           0.048%

Target Capital Management          16,000(8)           0.174%
                                  ----------          -------

                      TOTAL          664,900           7.225%


  (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 9,202,318 Shares (as reported in the Issuer's Form 10-Q as of September 30,
       2004).

  (2) 575,500 of such shares are held in individual retirement accounts for Stephen A. Springer. 9,000 of such shares are held as co-trustee with A.K. Springer for Ashley A. Springer. 10,000 of such shares are held as co-trustee with A.K. Springer for Dillon K. Springer. 7,000 of such shares are held as co-trustee with A.K. Springer for Helena H. Springer. 4,300 of such shares are held as custodian for Dillon K. Springer. 1,100 of such shares are held as custodian for Helena H. Springer.

        Note:  Ashley A. Springer, Dillon K. Springer, and Helena
       H. Springer are children of Stephen A. Springer.  Melanie
       A. Cissone is the spouse of Stephen A. Springer.

  (3)  10,000 of such shares are held individually by Melanie A.
       Cissone. 2,000 of such shares are held as custodian for Corey Needham. 2,000 of such shares are held as custodian for Alex Needham.

        Note:  Corey Needham and Alex Needham are children of
       Melanie A. Cissone.  Ralph J. Cissone is the father of
       Melanie A. Cissone. Wendy Cissone Kazickas is a sister of Melanie A. Cissone.

  (4) Such shares are held in an individual retirement account for Ralph J. Cissone.

  (5)  6,000 of such shares are held individually by Ashley A.
       Springer and 7,500 of such shares are held in a Roth IRA for Ashley A. Springer.

  (6)  Such shares are held in a Roth IRA for Dillon K. Springer.

  (7)  2,200 of such shares are held as custodian for Cole
       Kazickas. 2,200 of such shares are held as custodian for Gage Kazickas.

        Note:  Cole Kazickas and Gage Kazickas are children of
       Wendy Cissone Kazickas.

  (8) Shares are held by Target Capital Management for a client of Target Capital Management. Such shares are included in this Schedule D since Target Capital Management shares voting and investment power (as defined in Rule 13d-3) with respect to such shares.

(b) Stephen A. Springer has sole voting and dispositive power with respect to 580,900 shares, determined as follows: 575,500 shares in IRA accounts; 4,300 shares held as custodian for Dillon
K. Springer; and 1,100 shares held as custodian for Helena H.
Springer.

        Stephen A. Springer has shared voting and dispositive power with respect to 26,000 shares, determined as follows:
9,000 shares held as co-trustee with A.K. Springer for Ashley A. Springer; 10,000 shares held as co-trustee with A.K. Springer for Dillon K. Springer; 7,000 shares held as co-trustee with A.K. Springer for Helena H. Springer.

        Melanie A. Cissone has sole voting and dispositive power over her shares enumerated in paragraph (a).

        Ralph J. Cissone has sole voting and dispositive power over his shares enumerated in paragraph (a).

        Ashley A. Springer has sole voting and dispositive power over his shares enumerated in paragraph (a).

        Dillon K. Springer has sole voting and dispositive power over his shares enumerated in paragraph (a).

        Wendy Cissone Kazickas has sole voting and dispositive power over her shares enumerated in paragraph (a).

        Target Capital Management has shared voting and dispositive power over its shares enumerated in paragraph (a).

(c) The following purchases of the Shares were effected during the past sixty days:

                                             Price/Share (in
                                             Dollars
Purchase In The              Number of       Commissions not
    Name Of         Date     Shares          included)

Stephen A.        1/27/05    50,800          0.77
Springer (IRA)    1/28/05    44,800          0.82


Ashley A.         1/28/05     3,000          0.81
Springer (IRA)

Dillon K.         1/31/05     1,000          0.95
Springer (IRA)

The transactions were effectuated through open-market purchases.

(d) Not applicable

(e) Not applicable

                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


DATED this 2nd day of February, 2005.


S/Stephen A. Springer
Stephen A. Springer


S/Ashley A. Springer
Ashley A. Springer


S/Dillon K. Springer
Dillon K. Springer